

May 4, 2022

Robert Lavan
Executive Vice President and Chief Financial Officer
Bally's Corp
100 Westminster Street
Providence, RI 02903

> **Re: Bally's Corp**
> **Form 10-K for the Fiscal Year Ending December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-38850**

Dear Robert Lavan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ending December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA by Segment, page 47

1. We note your adjustment for Other, net to arrive at Adjusted EBITDA for all periods presented. We further note your footnotes describing the six to eight different items that make up this adjustment. Please tell us the amounts of each of these six to eight items. To the extent you believe any of these individual items are quantitatively significant, please consider separately quantifying such items in future filings. This comment also applies to your earnings release.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Jennifer Monick, Assistant Chief Accountant at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction